UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Jefferies Credit Partners BDC Inc.

(Name of Subject Company (Issuer))

Jefferies Credit Partners BDC Inc.

(Name of Filing Person(s) (Issuer))

Common Stock $0.001 Par Value Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Preferred Stock $0.001 Par Value Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

(212) 778-8752

(Registrant’s telephone number, including area code)

with copies to:

Adam Klepack, Esq. General Counsel and Secretary Jefferies Finance LLC 520 Madison Avenue, 12th Floor New York, New York 10022 Telephone: (212) 708-2612	Michael R. Rosella, Esq. Thomas D. Peeney, Esq. Paul Hastings LLP 200 Park Avenue New York, 10166 Telephone: (212) 318-6000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s))

April 1, 2025

(Date Tender Offer First Published,

Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
February 28, 2025	Prior NAV Calculation Date	the last date before the Commencement Date for which the Company completed the calculation of its net asset value

March 31, 2025*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Company properly authorizes any extension of the Offer, the next calculated net asset value of the Shares on or after the new Tender Withdrawal Date (which is generally expected to be the last business day of the month in which the Tender Withdrawal Date occurs)

April 1, 2025	Commencement Date	the date as of which the Offer commenced

April 28, 2025*	Notice Date	the date by which each Stockholder desiring to tender Shares for purchase must provide proper notice to the Company

April 28, 2025*	Tender Withdrawal Date	the date by which a Stockholder who has previously provided proper notice to the Company of such Stockholder’s desire to tender Shares may properly notify the Company of such Stockholder’s desire to withdraw its previous tender request

April 28, 2025*	Termination Date	the date as of which the Offer terminates or, if the Company properly authorizes any extension of the Offer, such later date to which the Offer is extended

May 27, 2025*	Acceptance Date	the date which is after the expiration of 40 business days from the Commencement Date

*

Subject to change in the event that the Company properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Stockholders will be notified in writing by the Company. Because the Company does not presently anticipate authorizing any such extension, the Company strongly recommends that Stockholders make any decisions with respect to this Offer based on the dates specified in the table above.

Jefferies Credit Partners BDC Inc. (the “Company”), in accordance with the terms and conditions set forth herein, is offering to purchase from stockholders of the Company (“Stockholders”) shares of the Company (“Shares”). (As used in this Schedule TO, the term “Shares” refers to the shares of common stock in the Company constituting the security which is the subject of this Offer (as defined below)). Specifically, the Company is offering to purchase Shares in an amount up to 5% of the Company’s net asset value, calculated as of December 31, 2024 (i.e., the prior calendar quarter end), and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of the Valuation Date, less any Early Repurchase Deduction (as defined below). Stockholders desiring to tender Shares for purchase must do so by 11:59 P.M., Eastern Time, on the Notice Date (or, in the event of any extension of the offer to purchase Shares for cash on the terms and conditions set out in the Offer to Purchase and the related Letter of Transmittal (which, together, constitute the “Offer”), by 11:59 P.M., Eastern Time, on the latest applicable Notice Date). Stockholders have the right to change their minds and withdraw any tenders of their Shares until 11:59 P.M., Eastern Time, on the Tender Withdrawal Date (or, in the event of any extension of the Offer, by 11:59 P.M., Eastern Time, on the latest applicable Tender Withdrawal Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Company has not yet accepted a Stockholder’s tender of Shares on or before the Acceptance Date, a Stockholder will also have the right to withdraw its tender of its Shares after such date.

If a Stockholder tenders any of its Shares and the Company purchases those Shares, proceeds will be paid in cash, the amount of which will be determined as of the Valuation Date, equal to the net asset value of the Shares tendered, less any Early Repurchase Deduction. The Company may fund repurchase requests from cash flow from operations and other sources, including the sale of assets, borrowings, return of capital or offering proceeds.

If a Stockholder would like the Company to purchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to Computershare Trust Company, N.A. (“Computershare”), on behalf of the Company, at the following address:

By Mail:	By Express Mail or Overnight Delivery:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, Massachusetts 02021

so that it is received before 11:59 P.M., Eastern Time, on the Notice Date. The value of the Shares may change between the Prior NAV Calculation Date and the Valuation Date, and such change may be material. It is possible that during the time period between the Prior NAV Calculation Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more of the Company’s underlying investments, could cause a decline in the value of Shares in the Company.

Please note that, just as each Stockholder has the right to withdraw its tender, the Company has the right to cancel, amend, or postpone this Offer at any time before 11:59 P.M., Eastern Time, on the Tender Withdrawal Date. Also realize that the Offer is set to expire on the Tender Withdrawal Date (or, if the Offer is extended, the latest applicable Tender Withdrawal Date) and that, if a Stockholder desires to tender Shares for purchase, it must do so by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). A Stockholder tendering all of its Shares will remain a Stockholder of the Company through the Valuation Date, when the net asset value of the Stockholder’s Shares is calculated, notwithstanding the Company’s acceptance of the Stockholder’s Shares for purchase.

ITEM 2. ISSUER INFORMATION

(a) The name of the issuer is Jefferies Credit Partners BDC Inc. The Company is a Maryland corporation which is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company’s principal executive office is located at 520 Madison Avenue, 12th Floor, New York, NY 10022, and its telephone number is (212) 778-8752.

(b) The title of the securities which are the subject of the Offer is “shares of common stock of the Company.” The Company currently offers Shares of common stock. As of the close of business on the Prior NAV Calculation Date, there were 25,409,380.875 Shares of common stock issued and outstanding, and the Company’s aggregate net asset value was $370,240,000. As of the close of business on the Prior NAV Calculation Date, the net asset value was $14.57100 per Share of common stock. Subject to the conditions set out in the Offer, the Company will purchase Shares in an amount up to 5% of the Company’s net asset value as of December 31, 2024 (i.e., the prior calendar quarter end), as described above in Item 1, subject to any applicable extension of the Offer.

(c) There is no established trading market for the Shares.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Company and the subject company) is Jefferies Credit Partners BDC Inc. The Company’s principal executive office is located at 520 Madison Avenue, 12th Floor, New York, NY 10022, and its telephone number is (212) 778-8752. The investment adviser of the Company is Jefferies Credit Management LLC (the “Adviser”). The Adviser’s principal executive office is located at 520 Madison Avenue, 12th Floor, New York, NY 10022, and its telephone number is (212) 708-2612. The members of the Company’s Board of Directors (the “Board of Directors”) are Thomas Brady, Robert S. Franklin, Joseph T. Kenney, Jr., Jonathan A. Lucas and Carmen J. Romano. The address of each member of the Board of Directors is c/o Jefferies Credit Partners BDC Inc., 520 Madison Avenue, 12th Floor, New York, NY 10022, and the telephone number of each member of the Board of Directors is (212) 778-8752.

The executive officers of the Company (each, an “Executive Officer” and collectively, the “Executive Officers”) are Jason Kennedy, Chief Executive Officer and President, John Dalton, Chief Financial Officer, Adam Klepack, General Counsel and Secretary, E. Joseph Hess, Chief Operating Officer, Thomas Grenville, Chief Compliance Officer and Daniel Rapino, Chief Accounting Officer. The address of each Executive Officer is c/o Jefferies Credit Partners BDC Inc., 520 Madison Avenue, 12th Floor, New York, NY 10022, and the telephone number of each Executive Officer is (212) 778-8752.

ITEM 4. TERMS OF THE TENDER OFFER

(a) (i) Subject to the terms and conditions set out in the Offer, the Company will purchase Shares in an amount up to 5% of the Company’s net asset value as of December 31, 2024 (i.e., the prior calendar quarter end) which are tendered by Stockholders by 11:59 P.M., Eastern Time, on the Notice Date (or, if the Offer is extended, by 11:59 P.M., Eastern Time, on the latest applicable Notice Date) and not withdrawn as described in Item 4(a)(vi).

(ii) The value of the Shares tendered to the Company for purchase will be their net asset value as of the close of business on the Valuation Date, as described above in Item 2(b), less any Early Repurchase Deduction. See Item 4(a)(v) below.

Subject to the discussion below in Item 4(a)(1)(ix), each Stockholder may tender any of its Shares for repurchase by the Company. Each Stockholder tendering Shares which are accepted for purchase will receive payment of an amount totaling the value of the Stockholder’s tendered Shares determined as of the Valuation Date and will be based upon the net asset value of the Company’s assets as of that date, less any Early Repurchase Deduction. Payment will be in cash and will be paid promptly after the Termination Date. No commission will be payable to the Company in connection with the Offer, however, Shares tendered within 12 months of the original issue date of such Shares will be subject to a fee of 2.00% of the net asset value of the Shares repurchased by the Company (“Early Repurchase Deduction”). The Early Repurchase Deduction will be made by reducing the purchase amount for Shares acquired pursuant to the Offer (i.e., Shares that have not been outstanding for at least 12 months of the original issue date will be repurchased at 98% of their net asset value). The 12-month holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction will be retained by the Company for the benefit of the remaining Stockholders. Shares tendered for repurchase by the Company will be treated as having been repurchased on a “first in-first out” basis for this purpose; therefore, for purposes of determining the applicability of any Early Repurchase Deduction, Shares repurchased by the Company will be deemed to have been taken from the earliest Shares purchased by a Stockholder. The Early Repurchase Deduction may be waived by the Company in circumstances where the Board of Directors determines that doing so is in the best interests of the Company and in a manner as will not discriminate unfairly against any Stockholder.

(iii) Stockholders desiring to tender Shares for purchase must do so by 11:59 P.M., Eastern Time, on the Notice Date (or, if the Offer is extended, by 11:59 P.M., Eastern Time, on the latest applicable Notice Date). Stockholders have the right to change their minds and withdraw any tenders of their Shares before 11:59 P.M., Eastern Time, on the Tender Withdrawal Date (or, if the Offer is extended, before 11:59 P.M., Eastern Time, on the latest applicable Tender Withdrawal Date).

(iv) Not applicable.

(v) The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Stockholders of such extension. If the Company elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the next calculated net asset value of the Shares on or after the new Tender Withdrawal Date (which is generally expected to be the last business day of the month in which the Tender Withdrawal Date occurs). During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Company determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Stockholders.

(vi) A tender of Shares made pursuant to this Offer may be withdrawn at any time before 11:59 P.M., Eastern Time, on the Tender Withdrawal Date (or, if the Offer is extended, before 11:59 P.M., Eastern Time, on the latest applicable Tender Withdrawal Date). Pursuant to Rule 13e-4(f)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Company has not yet accepted a Stockholder’s tender of Shares on or before the Acceptance Date, a Stockholder will also have the right to withdraw its tender of its Shares after such date.

(vii) Stockholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to Computershare, at the address set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by Computershare by mail no later than 11:59 P.M., Eastern Time, on the Notice Date (or, if the Offer is extended, no later than 11:59 P.M., Eastern Time, on the latest applicable Notice Date). The Company recommends that all documents be submitted to Computershare by certified mail, return receipt requested.

Any Stockholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by Computershare at the address set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Company will be deemed to have accepted a Stockholder’s tender of Shares as, if, and when it gives notice to the tendering Stockholder of its acceptance by (a) payment of the proceeds owed for the tendered shares; or (b) otherwise providing written notice to the tendering Stockholder (which may include electronic communications).

(ix) If Shares in excess of 5% of the Company’s net asset value as of December 31, 2024 (i.e., the prior calendar quarter end) are duly tendered to the Company before the Notice Date and not withdrawn before the Tender Withdrawal Date, the Company, in its sole discretion, may accept Shares tendered before the Notice Date and not withdrawn before the Tender Withdrawal Date for payment on a pro rata basis based on the aggregate net asset value of the tendered Shares by each Stockholder, with no priority other than pursuant to the exceptions in Rule 13e-4(f)(3)(i) and Rule 13e-4(f)(3)(ii) under the Exchange Act. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Stockholders not tendering Shares. Stockholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Company’s aggregate assets due to the Company’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Company may result in those Stockholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the

Company may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Stockholders from time to time.

(xi) Not applicable.

(xii) The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Stockholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction to a Stockholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Stockholder: (a) results in a “complete termination” of the Stockholder’s interest in the Company, (b) is “substantially disproportionate” with respect to the Stockholder, or (c) is “not essentially equivalent to a dividend” with respect to the Stockholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Stockholder’s interest in the Company if such Stockholder tenders, and the Company repurchases, all of such Stockholder’s Shares (i.e., the Stockholder reduces its percentage ownership interest in the Company to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Stockholder’s proportionate ownership interest in the Company after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Stockholder’s ownership interest in the Company, which more likely than not would be the case if the Stockholder has a minimal interest in the Company, exercises no control over Company affairs or experiences a reduction in the proportionate ownership interest in the Company.

In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Stockholder will recognize gain or loss equal to the difference between the price paid by the Company for the Shares purchased in the Offer and the Stockholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Stockholder who sells Shares pursuant to the Offer will be taxable to the Stockholder as a “dividend” to the extent of such Stockholder’s allocable Share of the Company’s current or accumulated earnings and profits. To the extent that amounts received exceed such Stockholder’s allocable share of the Company’s current or accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Stockholder’s adjusted basis in its Shares), and any amounts in excess of the Stockholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Company will be transferred to any remaining Shares held by such Stockholder. In addition, if any tendering Stockholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Stockholders whose percentage ownership of the Company increases as a result of the Offer, including Stockholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their proportionate interest in the earnings and assets of the Company as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations.

Under the “wash sale” rules under the Code, provided the purchase of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares repurchased pursuant to the Offer will ordinarily be disallowed to the extent the Stockholder acquires other shares of the Company or substantially identical stock or securities within 30 days before or after such purchase and, in that event, the basis and holding period of the shares acquired will be adjusted to reflect the disallowed loss.

An additional 3.8% federal tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Company and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceed certain threshold amounts. Stockholders should consult their tax advisors regarding the applicability of the Medicare tax to their sale of Shares pursuant to the Offer.

Foreign Investors. Any payments (including constructive dividends) to a tendering Stockholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Investor”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, absent a statutory exemption, the dividend received or deemed received by the Foreign Investors will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Investor who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Stockholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Investor (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Because an applicable withholding agent may not be able to determine if a particular Foreign Investor qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Stockholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a Foreign Investor may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Stockholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. Foreign Investors are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares. For purposes of this discussion, a “Non-U.S. stockholder” is a beneficial owner of Shares that is not a U.S. stockholder and not a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

A foreign financial institution or non-financial foreign entity that tenders Shares which are accepted for purchase pursuant to the Offer will generally be subject to withholding tax imposed under sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) and applicable U.S. Treasury Regulations promulgated thereunder at a rate of 30% of the gross proceeds payable to such foreign financial institution or non-financial foreign entity unless such foreign financial institution or non-financial foreign entity provides to the applicable withholding agent an applicable IRS Form W-8 demonstrating that FATCA withholding is not required. If the applicable withholding agent withholds tax under FATCA, it will not also withhold the 30% U.S. federal income tax described previously. The U.S. Treasury Department has released proposed U.S. Treasury Regulations which, if finalized in their present form, would eliminate the application of withholding imposed under FATCA with respect to payments of gross proceeds. Pursuant to these proposed U.S. Treasury Regulations, the Company and any other applicable withholding agent may (but is not required to) rely on this proposed change to FATCA withholding until final regulations are issued or until such proposed U.S. Treasury Regulations are rescinded. Non-U.S. Holders are urged to consult their own tax advisors to determine the effect, if any, of FATCA on their participation in the Offer.

Backup Withholding. The Company generally will be required to withhold tax at the current rate of 24% (“backup withholding”) from any payment to a tendering Stockholder that is an individual (or certain other non-corporate persons) if the Stockholder fails to provide to the Company its correct taxpayer identification number (i.e., an employer identification number or social security number) or otherwise establish an exemption from the backup withholding tax rules. Therefore, each tendering U.S. resident Stockholder should furnish to the Company a duly completed Internal Revenue Service (“IRS”) Form W-9 to avoid backup withholding, unless such U.S. resident Stockholder otherwise establishes that such U.S. resident Stockholder is not subject to backup withholding. Certain U.S. resident Stockholders (including, among others, most corporations) are not subject to these backup withholding requirements.

A Foreign Investor generally will be able to avoid backup withholding with respect to payments by the Company that are treated as made in exchange for tendered Shares only if it furnishes to the Company a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Stockholder’s U.S. federal income tax liability.

Other Tax Consequences. The Company’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Company’s ability to use capital loss carryforwards to offset future capital gains. Therefore, in certain circumstances, Stockholders who remain Stockholders following completion of the Offer may incur taxes sooner or incur more taxes associated with their investment in the Company, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Company to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Stockholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Stockholder recognizes a loss of $2 million or more in the case of an individual or other non-corporate Stockholder or $10 million or more in the case of a corporate Stockholder, such Stockholder must file a disclosure statement on Internal Revenue Service (“IRS”) Form 8886 with the IRS. Direct holders of portfolio securities are, in many cases, excepted from this reporting requirement, but under current guidance, stockholders of a regulated investment company (“RIC”) are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these Treasury regulations does not affect the legal determination of whether a taxpayer’s treatment of the loss is proper. Stockholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(b) Any Shares to be purchased from any affiliate, officer, or member of the Board of Directors of the Company will be on the same terms and conditions as any other purchase of Shares.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Company is a perpetual-life business development company, meaning it is an investment vehicle of indefinite duration, whose Shares are intended to be sold by the Company on a continuous basis at a price generally equal to the Company’s next calculated net asset value per Share. In the Company’s perpetual-life structure, the Company may, at its discretion, offer Stockholders an opportunity to repurchase their Shares on a quarterly basis, but the Company is not obligated to offer to repurchase any Shares in any particular quarter. To that end, the Board of Directors has the sole discretion to determine whether the Company will purchase Shares from Stockholders from time to time pursuant to written tenders on terms and conditions that the Board of Directors determines to be fair to the Company and to all Stockholders. As a result, Share repurchases may not be available each quarter, and Stockholders should not rely upon written tenders as a source of liquidity for their Shares.

The Company is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Company, the Adviser, the Board of Directors, the Executive Officers, or any person controlling the Company, the Adviser, the Board of Directors, or the Executive Officers and (ii) any other person, with respect to the Shares.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a) The purpose of the Offer is to provide limited liquidity to Stockholders. Because there is no secondary trading market for Shares, the Board of Directors has determined, after consideration of various matters, that the Offer is in the best interests of Stockholders in order to provide limited liquidity for Shares. The Company intends to consider the continued desirability of making an offer to purchase Shares on a quarterly basis, but the Company is not required to make any such offer.

(b) The Company intends to conduct repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act. All Shares purchased by the Company pursuant to the terms of such tender offer will be retired and thereafter will be authorized and unissued Shares.

(c) None of the Company, the Adviser, and the Board of Directors has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Company’s intended continued acceptance of subscriptions for Shares, as well as Shares issued to existing Stockholders pursuant to the Company’s dividend reinvestment plan) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Company, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Company; (4) any change in the present Board of Directors or in the management of the Company including without limitation any change in the number or the term of members of the Board of Directors, the filling of any existing vacancy on the Board of Directors, or any change in any material term of the employment contract of any Executive Officer; (5) a purchase, sale, or transfer of a material amount of assets of the Company (other than as the Board of Directors determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Company); (6) any other material change in the Company’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Company’s Articles of Amendment and Restatement dated as of September 27, 2023 (as it may be amended, modified, or otherwise supplemented from time to time) or other governing instruments or any other action which could impede the acquisition of control of the Company. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Section 229.1006(c) of Regulation M-A under the Exchange Act are not applicable to the Company.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The majority of the Company’s assets consist of instruments that cannot generally be readily liquidated without impacting the Company’s ability to realize full value upon their disposition. If a Stockholder tenders any of its Shares and the Company purchases those Shares, proceeds will be paid in cash, the amount of which will be determined as of the Valuation Date, equal to the net asset value of the Shares tendered, less any Early Repurchase Deduction. The Company may fund repurchase requests from cash flow from operations and other sources, including the sale of assets, borrowings, return of capital or offering proceeds.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Company, the Adviser, and the Board of Directors has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company by new or existing Stockholders, from withdrawals of its capital from the investment funds in which it invests, cash flow from operations or from the proceeds of the sale of securities and portfolio assets held by the Company.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER

(a) Securities Ownership. The information under the heading “Section 9—Certain Information About the Company” in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

Not Applicable.

ITEM 10. FINANCIAL STATEMENTS

(a) (1) The audited financial statements of the Company dated December 31, 2024 filed with the SEC on EDGAR on March 25, 2025 are incorporated by reference. The Company will prepare and transmit to Stockholders the audited financial statements of the Company within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(2) Not applicable.

(3) Not applicable.

(4) See (a)(1) and (a)(2) above.

(b) The Company’s assets will be reduced by the amount of the tendered Shares purchased by the Company pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11. ADDITIONAL INFORMATION

(a) (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Not applicable.

(c) None.

ITEM 12. EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Stockholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Company to Stockholders in Connection with the Acceptance of Offers to Tender

F.	Calculation of Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

JEFFERIES CREDIT PARTNERS BDC INC.

By:	/s/ Adam Klepack
Name:	Adam Klepack
Title:	General Counsel and Secretary
Date:	April 1, 2025

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Company to Stockholders in Connection with the Acceptance of Offers to Tender

F.	Calculation of Filing Fee Table